March 27, 2017	News Release 17–06

SILVER STANDARD APPOINTS MICHAEL ANGLIN CHAIRMAN OF THE BOARD

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard” or the “Company”) announces that Peter Tomsett will not stand for re-election to the Board of Directors at the Company’s 2017 annual and special meeting of shareholders (the “Meeting”), as he has decided to retire from his role as Chairman of the Board and return to Australia. The Board of Directors has appointed A. E. Michael Anglin to assume the role of Chairman, effective May 4, 2017, subject to his re-election at the Meeting to be held that day. Peter Tomsett will retire from his position of Chairman at the close of the Meeting, after serving over ten years on the Silver Standard Board of Directors. Silver Standard would like to extend its thanks and appreciation to Peter for his leadership, contribution and wise counsel during his Board tenure and especially as Chairman.

Michael Anglin has served as a Silver Standard Board member since 2008 and currently serves as the chair of the Safety and Sustainability Committee and a member of the Compensation Committee. Mike graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London, and attained a Master of Science degree from the Imperial College in London. Mr. Anglin spent 22 years with BHP Billiton Ltd., most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Peter Tomsett, Chairman, said, “I have enjoyed the challenges of taking the company from an explorer to producer and now an intermediate producer with three operations across the Americas, and am pleased to be leaving the company in great shape strategically and operationally. I am particularly proud to have been involved in developing an excellent board and management team, which is very well positioned to take the company forward.”

Michael Anglin, Board member, said, “I am very much looking forward to working with the board and management as Silver Standard continues to grow and improve. I would also like to take this opportunity to thank Peter for his tireless efforts and leadership on behalf of all of us at Silver Standard and wish him well in his return to Australia.”

Paul Benson, President and CEO of Silver Standard, said, “I would particularly like to acknowledge Peter’s role as Chairman and his assistance and guidance to me since I joined as President and CEO in August of 2015 and wish him well in his retirement. Having formerly worked with Mike at BHP Billiton, and knowing his extensive experience at Silver Standard, I have no doubt this will be a seamless transition as we continue executing our growth strategy.”

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, the re-election of appointed board members.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.